Administrative Office: 4333 Edgewood Road NE Cedar Rapids, IA 52499

VIA EDGAR

November 30, 2011

Division of Investment Management

Office of Insurance Products

U.S. Securities and Exchange Commission

100 F Street NE

Washington, D.C. 20549-06459

Attn: Mr. Craig Ruckman:

Re:	Separate Account VA HH Post-Effective Amendment No. 1 on Form N-4 File Nos. 333-173285; 811-22544 (Accession No.: 0001193125-11-275584)

On behalf of Separate Account VA HH (“Registrant”) and Transamerica Life Insurance Company (“Company”), I hereby request that Post-Effective Amendment No. 1 on Form N-4, filed with the Commission on October 20, 2011 (Accession No.: 0001193125-11-275584), be withdrawn pursuant to Rule 477 of the Securities Act of 1933, as amended.

The Company confirms that: (i) the Registration Statement has not been declared effective by the Commission; (ii) no securities have been sold pursuant to the Registration Statement or the prospectus incorporated therein; and (iii) no preliminary prospectus contained in the Registration has been distributed.

Thank you for your assistance with this matter. Please contact me at 319-355-8330 if you have any questions or need additional information.

Sincerely,

/s/ Darin D. Smith

Darin D. Smith

General Counsel, Transamerica Capital Management